List of Significant Subsidiaries

The following is a list of the of Company's significant subsidiaries as at March 1, 2001. The list excludes UNS and its subsidiaries acquired through the Company's acquisition of UNS on March 6, 2001.

Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
BONA SHIPHOLDING LTD.	BERMUDA	100%
SINGLE SHIP COMPANIES (2)	AUSTRALIA	100%
SINGLE SHIP LIMITED LIABILITY COMPANIES (42)	MARSHALL ISLANDS	100%
SOPONATA TEEKAY LIMITED	BERMUDA	50%
TEEKAY CHARTERING LIMITED	MARSHALL ISLANDS	100%
TEEKAY SHIPPING LIMITED	BAHAMAS	100%